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Exhibit (a)1

NEWS RELEASE
FOR IMMEDIATE RELEASE FINAL FOR APPROVAL	Contacts:	Steven J. Janusek Executive Vice President & CFO sjanusek@reddyice.com 800-683-4423 Ken Dennard/kdennard@drg-e.com Lisa Elliott/lelliott@drg-e.com DRG&E 713-529-6600

PACKAGED ICE COMPLETES GOING PRIVATE TRANSACTION
WITH TRIMARAN CAPITAL PARTNERS AND BEAR STEARNS
MERCHANT BANKING

AUGUST 15, 2003—DALLAS, TEXAS, PACKAGED ICE, INC. (the "Company") announced today that it has closed its going private merger with Cube Acquisition Corp., an entity created and controlled by Trimaran Capital Partners and Bear Stearns Merchant Banking. In addition, the Company completed its tender offer to purchase any and all of its outstanding 9 3/4% Series A Senior Notes due 2005 and 9 3/4% Series B Senior Notes due 2005 (the "Notes").

        Packaged Ice, Inc., the surviving corporation, has been renamed "Reddy Ice Group, Inc." and is now a wholly-owned subsidiary of Reddy Ice Holdings, Inc. Entities controlled by Trimaran Capital Partners and Bear Stearns Merchant Banking, who are equal equity partners in the transaction, and an investor group including William P. Brick, the Company's Chairman and Chief Executive Officer, Jimmy C. Weaver, the Company's President and Chief Operating Officer and certain other members of the Company's management are the indirect owners of Reddy Ice Group's stock through their ownership of Reddy Ice Holdings, Inc.

        Commenting on the transaction, Mr. Brick stated, "We are delighted to be closing the transaction and that we were able to maximize return to our shareholders."

        Andrew Heyer, Managing Partner and Co-Founder of Trimaran said, "Reddy Ice is now well-financed and positioned for continued growth for years to come. We look forward to a long association with Bill Brick and his superb team of managers and employees."

        Doug Korn, Senior Managing Director of Bear Stearns Merchant Banking added, "We are pleased to be able to partner with management in a transaction which so clearly benefits the Company and all of its constituencies. We support management's efforts to build on the Company's tradition of leadership and in customer service, product quality, innovation and reliability."

        All shareholders of the Company's common stock, par value $0.01 per share (the "Common Stock") are entitled to receive approximately $3.638 per share of Common Stock. In addition, as of 9:00 a.m. New York City time today, the expiration date of the tender offer, approximately $230.4 million of the $255.0 million aggregated outstanding principal amount of the Notes were validly tendered and not withdrawn in response to the tender offer. The Company intends to redeem all Notes not tendered in the tender offer in accordance with the terms and conditions of the indenture governing the Notes, at a redemption price of $1,024.375 for each $1,000 principal amount of Notes, plus accrued interest to, but not including, August 20, 2003.

        Packaged Ice is the largest manufacturer and distributor of packaged ice in the United States. With over 1,700 employees, the Company sells its products primarily under the widely known Reddy Ice brand to more than 73,000 locations in 31 states and the District of Columbia. The Company provides a broad array of product offerings in the marketplace through traditional direct store delivery, warehouse programs, and its proprietary Ice Factory technology. Packaged Ice serves most significant consumer packaged goods channels of distribution, as well as restaurants, special entertainment events, commercial users and the agricultural sector.

        This press release contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements contain certain risks, uncertainty and assumptions. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. For a discussion of risks, investors are urged to refer to the Company's reports filed under the Securities and Exchange Act of 1934.

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  Exhibit (a)1